Exhibit 2

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

AMERICAN ISRAELI PAPER MILLS LTD.

July 10, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

˜ Please detach along perforated line and mail in the envelope provided. ˜

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

SPECIAL GENERAL MEETING
				FOR	AGAINST	ABSTAIN
		1.	Election of Ms. Atalya Arad as an external director of the Company under the Israeli Companies Law.	☐	☐	☐
				Yes	No
			Are you a controlling shareholder in the Company, or acting on behalf of such a controlling shareholder? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1.)	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special General Meeting of Shareholders.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will not be voted with respect to Proposal 1. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

AMERICAN ISRAELI PAPER MILLS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of American Israeli Paper Mills Ltd. (the “Company”), do hereby nominate, constitute and appoint Lea Katz and Shaul Gliksberg, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of June 19, 2008, at the Special General Meeting of Shareholders to be held on July 10, 2008 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)